SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 13, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated November 13, 2020, The Company informs that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders Meeting dated October 26, 2020 and the Board of Directors meeting dated November 13, 2020, a cash dividend of ARS 9,700,000,000 charged to the year ended on June 30, 2020 equivalent to 7697,55436001% of the stock capital will be made available to the shareholders on November 25, 2020 (“Date of Provision”).It is clarified that based on the powers delegated to the Company's Board of Directors, the dividend will be paid in a single installment, leaving the payment schedule without effect.

The amount per share will be (V$N 1) ARS 76.9755436001 and the amount per ADR's (Arg. Pesos per ADR) of ARS 307.9021744004, payable to all shareholders that have such quality as of November 24, 2020 according to the registry led by Caja de Valores S.A.

In accordance with the resolutions of the aforementioned Shareholders Meeting and the Board of Directors, the shareholders will receive payment in United States dollars in the Argentine Republic (CVSA Code 10,000) at a conversion rate to that currency that will be set according to the selling currency exchange rate reported by the National Bank of Argentina at the close of the business day immediately prior to the day of payment. Likewise, shareholders may choose to receive payment in US dollars New York Plaza (CVSA Code 7000), complying with the requirements and presentations established for this purpose by Caja de Valores SA, until 5:00 p.m. on November 20, 2020 inclusive.

Shareholders who wish to exercise the option should contact their depositary or Caja de Valores SA, as the case may be, to obtain advice on the mechanisms enabled by the following means: Telephone: 0810-888-7323 and email: reclamosysugerencias@cajadevalores.com.ar.

It is reported that in the case that the beneficiary of the dividend is a human person and / or an undivided succession and / or a beneficiary from abroad, on the amounts to be paid, a withholding of 7% will be made in accordance with the provisions of the Income Tax Law, since these are results originated in years beginning after January 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 13, 2020